Exhibit 1

Australia’s First Bank	Westpac Banking Corporation ABN 33 007 457 141

ASX Announcement

1 November 2006

In December 2004, Westpac Banking Corporation announced its decision to locally incorporate its key operations in New Zealand.

On 5 September 2006, Westpac announced that Westpac New Zealand Limited (“WNZL”) had been incorporated and the Board established.

The Reserve Bank of New Zealand has advised that WNZL has been registered as a registered bank in New Zealand and WNZL commenced operations today as a bank in New Zealand today.

Anna O’Connell

Head of Group Secretariat